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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BRT REALTY TRUST
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Shares of Beneficial Interest, $3.00 par value
(Title of Class of Securities)

055645303
(CUSIP Number of Class of Securities)

Simeon Brinberg, Esq.
Secretary
BRT Realty Trust
60 Cutter Mill Road
Great Neck, New York 11021
(516) 466-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copies to:

Jeffrey A. Baumel, Esq.
Thomas L. Hanley, Esq.
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 768-6700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

15,750,000	$1124

(1)
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended. This calculation assumes the purchase of a total of 2,500,000 shares at the offer price of $6.30 per share.

(2)
The amount of the filing fee equals $71.30 per million dollars of transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

        This Tender Offer Statement on Schedule TO ("Schedule TO") is being filed by BRT Realty Trust ("BRT" or the "Trust"), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Trust's offer to purchase for cash up to 2,500,000 Shares of Beneficial Interest, $3.00 Par Value (the "Shares"), from the holders of the Shares, or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $6.30 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the "Offer"). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 22, 2010 ("Offer to Purchase"), and in the related Letter of Transmittal ("Letter of Transmittal") which, as amended or supplemented from time to time, together constitute the Offer. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Exchange Act.

        The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.    SUMMARY TERM SHEET.

        The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    SUBJECT COMPANY INFORMATION.

        (a)    Name and Address.    The name of the issuer is BRT Realty Trust, a Massachusetts business trust. The address of the Trust's principal executive offices is 60 Cutter Mill Road, Great Neck, New York 11021. The Trust's telephone number is (516) 466-3100.

        (b)    Securities.    The title of the class of equity securities to which this Schedule TO relates is the Shares of Beneficial Interest, $3.00 par value per share. As of September 20, 2010, there were 14,080,186 Shares of Beneficial Interest issued and outstanding. The information set forth in the section of the Offer to Purchase titled "Introduction" is incorporated herein by reference.

        (c)    Trading Market and Price.    The Shares are traded on the New York Stock Exchange under the symbol "BRT". The information set forth in Section 8 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    IDENTITY AND BACKGROUND OF FILING PERSONS.

        BRT is the filing person and subject company. The information set forth in Item 2(a) above regarding BRT's address and telephone number is incorporated herein by reference. The information set forth in the Offer to Purchase under Section 11 ("Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 4.    TERMS OF THE TRANSACTION.

        (a)   The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

  •
  "Summary Term Sheet";

  •
  "Introduction";

  •
  Section 1 ("Number of Shares; Proration");

  •
  Section 2 ("Purpose of the Offer; Certain Effects of the Offer");

  •
  Section 3 ("Procedures for Tendering Shares");

  •
  Section 4 ("Withdrawal Rights");

  •
  Section 5 ("Purchase of Shares and Payment of Purchase Price");

  •
  Section 6 ("Conditional Tender of Shares");

  •
  Section 7 ("Conditions of the Offer");

  •
  Section 11 ("Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares");

  •
  Section 13 ("Material U.S. Federal Income Tax Consequences"); and

  •
  Section 15 ("Extension of the Offer; Termination; Amendment").

        (b)   The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet," and "Introduction," and in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") is incorporated herein by reference.

Item 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (e)   The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet," and in Section 11 ("Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a), (b) and (c) The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet," "Introduction," Section 2 ("Purpose of the Offer; Certain Effects of the Offer") and Section 10 ("Certain Information About BRT") is incorporated herein by reference.

Item 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)   The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

        (b) and (d) Not Applicable.

Item 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) and (b) The information set forth in Section 11 ("Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)   The information set forth in the sections of the Offer to Purchase titled "Introduction" and Section 16 ("Fees and Expenses") is incorporated herein by reference.

Item 10.    FINANCIAL STATEMENTS.

        (a) and (b) Not Applicable.

Item 11.    ADDITIONAL INFORMATION.

        (a)   The information set forth in Section 11 ("Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares"), Section 14 ("Certain Legal Matters; Regulatory Approvals"), Section 10 ("Certain Information About BRT") and Section 12 ("Effects of the Offer on the Market for Shares; Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

        (b)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

Item 12.    EXHIBITS.

(a)(1)(A)*	Offer to Purchase dated September 22, 2010.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Press Release dated September 22, 2010.
(a)(1)(G)*	Summary Advertisement.
(b)	Not Applicable.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith.

Item 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2010

By:	/s/ SIMEON BRINBERG
	Name:	Simeon Brinberg
	Title:	Secretary

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  Item 1. SUMMARY TERM SHEET.
  Item 2. SUBJECT COMPANY INFORMATION.
  Item 3. IDENTITY AND BACKGROUND OF FILING PERSONS.
  Item 4. TERMS OF THE TRANSACTION.
  Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  Item 10. FINANCIAL STATEMENTS.
  Item 11. ADDITIONAL INFORMATION.
  Item 12. EXHIBITS.
  Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE